================================================================================


                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2004

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F  X               Form 40-F

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                             Yes                         No  X

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                             Yes                         No  X

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby
                  furnishing the information to the Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                             Yes                         No  X

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A



================================================================================

    EXPLANATORY NOTE REGARDING THE REPORTING ON ENDESA CONSOLIDATED ACCOUNTS
                         AS OF 31/12/03 OF SCH'S 34.3%
                          SHAREHOLDING IN ENDESA ITALIA
--------------------------------------------------------------------------------




I.- Background
______________

In July 2001 a consortium led by Endesa, S.A. (owning 45.3307%), as the key industrial partner, and also including SCH (40%) and ASM Brescia (14.6693%), was awarded the acquisition of the Italian generation company Elettrogen as part of a disinvestment programme being carried out by ENEL.

Spain's national securities commission (henceforth the CNMV) was notified of this event on July 23, 2001.

In order to submit their offer for Elettrogen's acquisition, Endesa and SCH had signed a shareholders agreement dated July 13, 2001, which covered, amongst other issues, the creation, together with ASM Brescia, of a company that would acquire Elettrogen. The three companies making up the consortium would be represented on the new company's administrative bodies in proportion to their respective shareholdings. It was also established that corporate resolutions would require a 60% majority of votes cast at shareholders meetings and a 2/3 majority on the board of directors, there being no agreement to syndicate votes whatsoever.

Furthermore, the agreement envisaged the possibility that Endesa, or a company appointed by it, might acquire the shares owned by SCH within a period of five years, and that the bank might sell to Endesa any shares remaining in its ownership after five years. The price would be the acquisition price plus market financial costs.

The CNMV was notified of the terms of this agreement on July 24, 2001.

The details of the economic terms of Endesa and SCH's option rights in this agreement are:

     1.   Endesa's option to purchase
          ___________________________

          - Exercise price: EUR 751,829,190 plus interest on this sum capitalised quarterly from the start date of the option until exercised, less any dividends received by SCH for these shares during this period.

          - Exercise date. Any time from the start date to September 19, 2006.

     2.   SCH option to sell to Endesa
          ____________________________

          - Exercise price: EUR 751,829,190 plus interest on this sum capitalised quarterly from the start date of the option until it is exercised, less any dividends received by SCH for these shares during this period.

          - Exercise date. Any time during a period of 30 working days following September 19, 2006.

After the formalisation of the purchase of Elettrogen (now called Endesa Italia) the places on the company's board of directors were distributed as follows: Four seats were appointed by Endesa, three by SCH, one by ASM and one independent member was appointed by agreement between ASM and SCH.

In March 2002, Endesa exercised the abovementioned option to purchase and acquired 5.7% of SCH's interest in Endesa Italia, thereby acquiring a majority 51% of the shares. Following this operation, Endesa consolidated Endesa Italia by global integration method as of January 1, 2002.

The CNMV was notified of this information on March 21, 2002.

Despite Endesa acquiring the majority of the shares at that time, Endesa Italia did not change either its majority voting rules or the composition of its board of directors.

In addition to the proper notification of these facts being provided, they were also set out in Endesa's Continuation Prospectus (Folleto Continuado) filed with the CNMV on June 30, 2003 in which it was stated that:

"Endesa has an option agreement with Santander Central Hispano (SCH), which originally owned 40% of Endesa Holding Italia as of September 2001, to buy all this shareholding, exercisable at any time, totally or partially, during a period of five years from the date the bank was in ownership of this shareholding. Similarly, SCH has an option to sell all its shareholding after the end of the fifth year (ie September 2006). The price of SCH's shareholding for the purposes of these options would be approximately EUR 750 million.

Subsequently, in February 2002 Endesa acquired Endesa International's shareholding in Endesa Europa for EUR 7 million to take its interest to 100%.

In March 2002, Endesa Europa acquired 5.67% of SCH's shareholding in Endesa Holding Italia for EUR 127 million, leaving Endesa Europa with a 51% shareholding in Endesa Holding Italia.

As a result, the consolidated accounts report Endesa Holding Italia and its subsidiary by the global integration consolidation method. In 2001 Endesa Holding Italia was reported by equity method.

Furthermore, as regards ASM Brescia, which owns 15% of Endesa Holding Italia, if Endesa or ASM Brescia failed to comply with their commitments under the terms of their shareholder agreement, the other party would have the right to buy the shares from the party not complying at a discount to their market price, or to sell their shareholding at a premium to their market price.

The shareholder agreements signed by Endesa, SCH and ASM Brescia define certain rights and obligations with respect to their shareholdings in Endesa Holding Italia. The company's board of directors is made up of nine members, four appointed by Endesa, including the President and the Board Secretary, three by SCH, one by ASM Brescia, and one independent member appointed on the proposals of SCH and ASM Brescia.


The decisions of Endesa Holding Italia's board of directors require a majority of 66.7% of their members. Similarly, the decisions taken at this company's ordinary shareholders meetings require the approval of 55% of the shareholders or 60% at extraordinary shareholders meetings."

(...)




II. - Change to the Endesa-SCH agreement
________________________________________



On December 22, 2003 Endesa and SCH agreed, as provided in the shareholder agreement, to modify the shareholder agreement of June 13, 2001 in order to rationalise the company's management as regards the decision-making mechanisms of the shareholders meetings and the board of directors of Endesa Italia.

With this modification, Endesa and SCH agreed to decide together the votes that the companies would cast at the decision-making bodies of Endesa Italia in advance of the corresponding meetings. If no agreement on how to vote were reached between Endesa and SCH, the decision would be taken by weighting the shareholdings that each one had in Endesa Italia such that in the event of disagreement the final decision at decision-making bodies of Endesa Italia would be in the hands of Endesa.


This modification resulted in the following situation as regards the 34.3% held by SCH in Endesa Italia and the purchase option agreements signed in June 2001 mentioned earlier:

     1. The existence of the purchase option held by Endesa and the sell option held by SCH with an exercise period not separated in time means there is a certainty that one of the two options will be exercised since if the value of Endesa Italia is higher than the exercise price of the option, Endesa will exercise its option, and if not SCH will exercise its option.

     2. The economic risk or benefit of the shares owned by SCH is borne by Endesa since the dividends that SCH receives are deducted from the sale price and the greater or lower value of the company generated over the period will correspond to Endesa because the price is fixed in advance.

     3. Irrespective of Endesa Italia's earnings, SCH makes a profit on the amount it has invested in the purchase of its shareholding in Endesa Italia equivalent to the market yield on a loan to Endesa. This interest is included as an increased cost that Endesa would have to pay to buy the shares in Endesa Italia.

     4. Endesa has had the voting rights on the SCH shareholding in Endesa Italia since December 22, 2003.


     The combination of Endesa's right of access to the economic benefits or losses corresponding to the SCH shares together with the transfer of voting rights means that on December 22, 2003 Endesa effectively acquired the shareholding in Endesa Italia through an SCH loan.









     III.- Treatment in accounts
     ___________________________

     Spanish accounting regulations do not cover this type of operation but International Accounting Standards SIC 33 paragraph 5 states that the calculation of the percentage assigned to minorities in the consolidation of a subsidiary should be made taking into account the rights that give access to economic benefits irrespective of the shareholding's legal ownership.


     And so, following the IAS philosophy of reflecting the underlying economic significance of operations, Endesa reported Endesa Italia as follows on the accounts as of December 31, 2003:

     1.   On the balance sheet

          -    A shareholding of 85.3% was consolidated by global integration.

          - Minorities were reported on the balance sheet as owning 14.7% of Endesa Italia's net assets (100% less the 51% owned by Endesa and the 34.3% owned by SCH with regard to which the abovementioned agreements existed).

          - A liability of EUR 817 million corresponding to the sum that as of December 31, 2003 Endesa would have to pay SCH for the acquisition of 34.3% of Endesa Italia. This amount was included under bank debt as reported as of December 31, 2003.

          - The value of Endesa Italia's net assets corresponding to the 34.3% shareholding totals EUR 827 million, an increase of EUR 10 million on the liability and therefore generating a negative consolidation difference for this sum which was netted against the goodwill from the acquisition of Endesa Italia.


     2.   On the profit and loss account


          Until the agreement transferring the voting rights was signed on December 22, 2003, Endesa had treated SCH's 34.3% interest in Endesa Italia as a minority interest and had accordingly recognised this proportion of this company's earnings. After this date, the profit and loss account only reflected as a minority interest the earnings corresponding to ASM Brescia's 14.67% interest and had reported as financial expenses the interest accrued on the SCH financing, increasing the balance of the liability by the sum to be paid at the time of the acquisition of this shareholding.


          For the purposes of quantifying the significance of this effect, in 2003 it would have increased Endesa's consolidated net profits by EUR 12 million, that is, less than 1% of net profits.


     Lastly, we should note that the company's external auditors, Deloitte & Touche Espana, S.L., agree with the accounting treatment applied by Endesa.




Madrid, February 11, 2004

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ENDESA, S.A.

Dated: Febrary  12th , 2004            By:    /s/ David Raya
                                              _________________________________
                                       Name:  David Raya
                                       Title: Manager of North America
                                              Investor Relations